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CLIENT/MATTER NUMBER
117227-0101

May 3, 2018

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:	HomeStreet, Inc. Additional Definitive Soliciting Materials filed by Blue Lion Opportunity Master Fund, L.P. et al.Filed April 26, 2018 File No. 1-35424
Dear Mr. Duchovny:
On behalf of Blue Lion Opportunity Master Fund, L.P. et al (the “Participants”), we are writing in response to the April 30, 2018 comments of the Staff (the “Staff”) of the Securities and Exchange Commission on the additional definitive soliciting materials referenced above.  Set forth below, in bold italics, are the comments of the Staff, and following such comments are the Participants’ responses (in regular type).

Comment No. 1:  Please provide us with the legal basis for your implicit conclusion that HomeStreet was required to disclose the business relationship between Mr. Mason and the father of Mr. Smith and the related loan that you describe in both filings.  To the extent you have no clear basis, please revise the filings accordingly.

Response:  Item 407(a)(3) of Regulation S-K requires for each director and nominee for director that is identified as independent, that you “describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) . . . that were considered by the board of directors under the applicable independence definitions in determining that the director is independent.”  The instruction to this Item goes on to say that “the description of the specific categories or types of transactions, relationships or arrangements required by paragraph (a)(3) of this Item must be provided in such detail as is necessary to fully describe the nature of the transactions, relationships or arrangements.”  So, the Participants think a literal reading of Item 407(a)(3) requires that there be some disclosure about any transaction or relationship considered in determining a director’s independence, though not with the specificity of the related person transaction disclosure.

The business relationship between Mr. Mason and the father of Mr. Smith and the related loan appear to be items that would impact Mr. Smith’s independence, but HomeStreet has not described them in any detail in its proxy statement.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission
May 3, 2018

Comment No. 2:  Two of the three charts presented in your letter to shareholders include an asterisk by the title of the respective chart but no explanation as to the source of the information contained in the chart.  Please revise.

Response:  The Participants note that the asterisk footnote at the bottom of the page comprised only of charts was meant to serve as the asterisk footnote for all of the charts in the letter.  In light of the Staff’s comment, and to avoid confusion, the Participants will ensure in future filings that each chart on each page has the appropriate asterisk footnote immediately under the chart.

*******

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:            David Plattner, Special Counsel
   U.S. Securities and Exchange Commission